                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                         Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an  investment  company  ("fund")  that is currently  registered with the  Securities  and Exchange  Commission  under the  Investment  Company Act of 1940
("Act"),  is seeking to deregister,  and is in one of the four categories in Instruction 1 below.

1.    To use this form,  the fund must be seeking to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

      (a)   The fund has (i) sold  substantially  all of its  assets to  another  registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

      (b)   The fund has  distributed  substantially  all of its assets to its  shareholders
         and  has   completed,   or  is  in  the   process   of,   winding  up  its  affairs
         ("Liquidation");

      (c)   The fund qualifies for an exclusion from the definition of "investment  company"
         under   section   3(c)(1)  or  section   3(c)(7)  of  the  Act   ("Abandonment   of
         Registration"); or

      (d)   The fund has  become  a  business  development  company  ("Business  Development
         Company").

2.    If the fund is not eligible to use this form,  refer to rule 0-2 under the Act [17 CFR
      270.0-2]  for  general  instructions  on filing an  application  with the  Commission.
      Applications for deregistration pursuant to rule 0-2 must be submitted  electronically in accordance  with rule  101(a)(1)(iv)  of Regulation S-T [17 CFR  232.101(a)(1)(iv)]
      and the EDGAR Filer Manual.

3.    This form and all  exhibits  must be submitted  electronically  to the  Commission  in accordance with rule  101(a)(1)(iv) of Regulation S-T [17 CFR  232.101(a)(1)(iv)]  and
      the EDGAR Filer Manual.

4.    Amendments to this form also must be filed  electronically  (see Instruction 3 above), and must include a  verification  identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.    Funds are  reminded  of the  requirement  to timely  file a final  Form N-SAR with the
      Commission.  See rule  30b1-1  under the Act [17 CFR  270.30b1-1];  Form N-SAR [17 CFR
      274.101].

SEC's Collection of Information
An agency  may not  conduct  or  sponsor,  and a person is not  required  to  respond  to, a collection of information  unless it displays a currently valid OMB control  number.  A fund that wishes to  deregister  and is in one of the four  categories  in  Instruction 1 may use this  form.  The  principal  purpose  of this  collection  of  information  is to enable the
Commission to determine that a registered  investment company has ceased to be an investment company  as  defined  by the  Act  or is a  business  development  company.  The  Commission estimates  that the  burden  for  completing  this  form will be  approximately  3 hours per filing.  Any member of the public may direct to the Commission  any comments  concerning the accuracy of the burden  estimate of this form, and any suggestions for reducing this burden.
This  collection of information  has been reviewed by the Office of Management and Budget in accordance  with  the  clearance  requirements  of 44  U.S.C.ss.  3507.  Responses  to  this collection of information will not be kept confidential.

               Potential   persons   who   are  to   respond   to  the
               collection  of  information  contained in this form are
               not  required  to respond  unless  the form  displays a
               currently valid OMB control number.

I.    General Identifying Information
1.    Reason  fund is  applying  to  deregister  (check  only  one;  for  descriptions,  see
      Instruction 1 above):

      [ ] Merger

      [X] Liquidation

      [ ] Abandonment of Registration
          (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ] Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Oppenheimer International Large Cap Core Trust

3.    Securities and Exchange Commission File No.: 811- 21370

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [X] Initial Application [ ]   Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      6803 S. Tucson Way, Centennial CO 80112.

6.    Name, address,  and telephone number of individual the Commission staff should contact with any  questions  regarding  this  form:  Taylor V.  Edwards,  Two World  Financial
      Center, 225 Liberty Street, 16th Floor, New York, NY 10281-1008; (212) 323-0310.

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: OppenheimerFunds Services, 6803 S. Tucson
      Way, Centennial CO 80112, (303) 768-3200.

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X] Management company;

      [ ] Unit investment trust; or

      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X] Open-end   [ ]Closed-end

10.   State  law  under  which  the  fund  was   organized   or  formed   (e.g.,   Delaware,
Massachusetts): Massachusetts.

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: OppenheimerFunds, Inc., Two World Financial Center,
      225 Liberty Street, 11th Floor, New York NY 10281.

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: OppenheimerFunds Distributor, Inc., Two World Financial Center, 225
      Liberty Street, 11th Floor, New York, NY 10281.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14.   Is there a UIT  registered  under the Act that served as a vehicle for  investment  in the fund (e.g., an insurance company separate account)?

      [ ] Yes     [X]   No

      If Yes, for each UIT state:
         Name(s):

         File No.: 811- __________

         Business Address:

15.   (a)   Did the  fund  obtain  approval  from  the  board of  directors  concerning  the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]        Yes      [ ]    No

         If Yes, state the date on which the board vote took place: February 16, 2006

         If No, explain:

      (b)   Did the fund obtain  approval from the  shareholders  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]        Yes      [X]    No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: Shareholder approval of liquidation not required.

II.   Distributions to Shareholders

16.   Has the fund  distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]        Yes   [ ]    No

      (a)   If Yes, list the date(s) on which the fund made those  distributions:  April 13,
2006

(b)   Were the distributions made on the basis of net assets?

          [X]        Yes      [ ]    No

(c)   Were the distributions made pro rata based on share ownership?

          [X]        Yes      [  ]   No

      (d)   If  No  to  (b)  or  (c)  above,   describe  the  method  of   distributions  to
         shareholders.  For Mergers,  provide the exchange  ratio(s) used and explain how it was calculated:

 (e)  Liquidations only:
      Were any distributions to shareholders made in kind?

       [ ]        Yes   [X]    No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes     [ ]   No

      If Yes,  describe the method of  calculating  payments to senior  securityholders  and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes     [ ]   No

      If No,
      (a)   How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19.   Are  there  any  shareholders  who have not yet  received  distributions  in  complete liquidation of their interests?

      [ ] Yes     [X]   No

      If Yes,  describe  briefly the plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes     [X]   No

      If Yes,
      (a)   Describe  the type and amount of each asset  retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

         [ ]      Yes   [ ]   No

21.   Does the  fund  have  any  outstanding  debts  (other  than  face-amount certificates  if the fund is a face-amount  certificate  company) or any other liabilities?

      [X] Yes     [ ]   No

      If Yes,
(a)   Describe the type and amount of each debt or other liability:
         Audit Fees $11,000.00
         Custodian Fees $250.00
         Legal Fees $5,500.00
         Management Fees $654.92
         Professional Fees $500.00
         Shareholder Communication $2,499.83
         Trustee Fee $34.32
         Miscellaneous $745.20
      (b)   How does the fund intend to pay these  outstanding  debts or other  liabilities?
      From Fund assets.

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or Liquidation:

         (i)      Legal expenses: $5,500.00

         (ii)     Accounting expenses: $12,500.00

         (iii)    Other expenses (list and identify separately): None

         (iv)     Total expenses (sum of lines (i)-(iii) above):  $18,000.00

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the fund previously filed an application for an order of the Commission  regarding the Merger or Liquidation?

      [ ] Yes     [X]   No

      If Yes,  cite the  release  numbers  of the  Commission's  notice  and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes     [X]   No

      If Yes,  describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now  engaged,  or intending to engage,  in any business  activities  other than those necessary for winding up its affairs?

      [ ] Yes     [X]   No

      If Yes, describe the nature and extent of those activities: Will continue to manage assets until just prior to dissolution.

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

      (b)   State the  Investment  Company Act file number of the fund surviving the Merger:
         811- __________

      (c)   If the merger or  reorganization  agreement has been filed with the  Commission, state the file number(s), form type used and date the agreement was filed:

      (d)   If  the  merger  or  reorganization  agreement  has  not  been  filed  with  the
         Commission, provide a copy of the agreement as an exhibit to this form.

                                        VERIFICATION

       The  undersigned  states that (i) he has executed this Form N-8F  application  for an order under  section  8(f) of the  Investment  Company Act of 1940 on behalf of  Oppenheimer
International  Large Cap Core  Trust,  (ii) he is the  Assistant  Secretary  of  Oppenheimer
International  Large Cap Core Trust,  and (iii) all actions by shareholders,  trustees,  and any other body  necessary to authorize  the  undersigned  to execute and file this Form N-8F application  have been taken.  The undersigned  also states that the facts set forth in this
Form N-8F application are true to the best of his or her knowledge, information and belief.
                                    (Signature)
                                           /s/ Phillip S. Gillespie
                                           Phillip S. Gillespie, Assistant Secretary
                                           April 20, 2006

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